Exhibit 99.1

First High-School Education Group Announces First Quarter 2023 Unaudited Financial Results

BEIJING, CHINA / ACCESSWIRE / June 5, 2023 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB63.5 million (US$9.3 million), a decrease of 20.0% from RMB79.4 million in the first quarter of 2022.

●	Gross profit was RMB22.4 million (US$3.3 million), a decrease of 22.0% from RMB28.7 million in the first quarter of 2022.

●	Income from operations was RMB17.1 million (US$2.5 million), a decrease of 22.0% from RMB22.0 million in the first quarter of 2022.

●	Net income was RMB14.3 million (US$2.1 million), a decrease of 27.1% from RMB19.6 million in the first quarter of 2022.

●	Adjusted net income[1] (Non-GAAP) was RMB14.3 million (US$2.1 million), a decrease of 27.1% from RMB19.6 million in the first quarter of 2022.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of March 31, 2023 was 25,823, an increase of 21.6% from 21,242 as of March 31, 2022.

●	The total number of school programs at our school programs and public schools that we provide management services as of March 31, 2023 was 21, a decrease of 4.6% from 22 as of March 31, 2022.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

The first quarter of 2023 is a continuation of the 2022 school year, which began last year September. The Company continues to experience the negative effects aforementioned in the fiscal year 2022 earnings release in the first quarter of 2023. In specific, we experienced a decline in revenue, and net income due to the cost associated with discontinuing of three schools and limited student admission of two others, as well as reduced income from student-related services, such as school uniforms, luggage, catering services, and other supplementary services.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

The Company promptly adjusted to the decline in revenue by reducing our cost of revenues and net operating expenses in our business operations. As a result of our acute measures, we were able to produce comparable gross margin and net margins with the previous year. For cost of revenues, we were able to effectively control staff compensation, tying performance to pay, and structuring efficient staff-to-student ratio. The Company is currently operating at an efficient level, and will endeavor to increase recruitment, student-related services, and additional innovative services.

For the upcoming second quarter, the Company will continue to focus on high-quality development of our schools, and aim to deliver excellent academic results to all our students. We also aim to open new schools this year, and our business development team is working tirelessly to achieve that.

First Quarter 2023 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB63.5 million (US$9.3 million), a decrease of 20.0% from RMB79.4 million in the first quarter of 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinuance and limited operation of some schools in our network.

Revenues from customers were RMB54.2 million (US$7.9 million), a decrease of 22.7% from RMB70.1 million in the first quarter of 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinuance and limited operation of some schools in our network.

Revenues from government cooperative agreements were RMB9.4 million (US$1.4 million), it stayed relatively stable compared to RMB9.3 million in the first quarter of 2022.

Cost of revenues

Cost of revenues were RMB41.1 million (US$6.0 million), a decrease of 18.9% from RMB50.7 million in the first quarter of 2022. The decrease was primarily due to reduction in rental expenses for discontinued schools, and decreased staff compensation.

Gross profit

Gross profit was RMB22.4 million (US$3.3 million), a decrease of 22.0% from RMB28.7 million in the first quarter of 2022.

Gross margin was 35.3%, compared with 36.2% in the first quarter of 2022. The slight decrease was due fluctuations in (1) school operating efficiency, such as utility usage limits, and budget control; and (2) number of staffs and their compensations.

Net operating expenses

Net operating expenses were RMB5.3 million (US$0.8 million), a decrease of 22.1% from RMB6.8 million in the first quarter of 2022.

●	Selling and marketing expenses were RMB0.3 million (US$0.05 million), a significant increase from RMB0.1 million in the first quarter of 2022. The increase was primarily due to the increased expenses in brand promotion and marketing activities.

●	General and administrative expenses were RMB5.8 million (US$0.9 million), a decrease of 15.7% from RMB6.9 million in the first quarter of 2022. The decrease was primarily due to improved cost control.

●	Government grants were RMB0.9 million (US$0.1 million), a significant increase from RMB0.3 million in the first quarter of 2022. The increase was primarily due to the unpredictable timing of payments made by government.

Income from operations

Income from operations was RMB17.1 million (US$2.5 million), a decrease of 22.0% from RMB22.0 million in the first quarter of 2022.

Net Income from continuing operations

Net income from continuing operations was RMB17.5 million (US$2.5 million), a decrease of 15.3% from RMB20.6 million in the first quarter of 2022.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB3.2 million (US$0.5 million), compared with a loss of RMB1.1 million in the first quarter of 2022.

Net income

Net income was RMB14.3 million (US$2.1 million), a decrease of 27.1% from RMB19.6 million in the first quarter of 2022.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB14.3 million (US$2.1 million), a decrease of 27.1% from RMB19.6 million in the first quarter of 2022.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the first quarter ended March 31, 2023. Net loss from discontinued operations was RMB3.2 million (US$0.5 million) for the first quarter ended March 31, 2023.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Monday, June 5, 2023, at 8:00 AM U.S. Eastern Time (8:00 PM June 5, 2023, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	189494
Webcast URL	https://www.webcaster4.com/Webcast/Page/2967/48518

A telephone replay of the conference call may be accessed by phone at the following numbers until June 19, 2023.

International	+1-973-528-0005
United States	+1-800-332-6854
Replay Access Code	48518

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

We have made rounding adjustments to reach some of the figures included in this earning release. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three month ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Revenues
Revenue from customers	70,079	54,159	7,886
Revenue from governments cooperative agreements	9,349	9,369	1,364
Total revenues	79,428	63,528	9,250
Cost of revenues	(50,711)	(41,127)	(5,989)
Gross profit	28,717	22,401	3,262

Operating expenses and income
Selling and marketing expenses	(106)	(318)	(46)
General and administrative expenses	(6,929)	(5,840)	(850)
Government grants	277	894	130
Net operating expenses	(6,758)	(5,264)	(767)
Income from operations	21,958	17,136	2,495

Other income (expenses)
Interest income	230	290	42
Interest expense	(310)	(751)	(109)
Others, net	294	570	83
Income from continuing operations before income tax	22,172	17,246	2,511

Income tax expenses	(1,530)	231	34
Income (loss) from continuing operations	20,643	17,477	2,545
Income (loss) from discontinued operations	(1,092)	(3,220)	(469)
Net income (loss)	19,550	14,257	2,076
Other comprehensive income (loss)	-	2,812	409
Comprehensive income (loss) - continuing operations	20,643	20,289	2,954
Comprehensive income (loss) - discontinued operations	(1,092)	(3,220)	(469)
Comprehensive income	19,550	17,069	2,485

Earnings per share:
Basic earnings per share from continuing operation	0.24	0.20	0.03
Basic earnings per share from discontinued operation	(0.01)	(0.04)	(0.01)

Diluted Earnings per share:
Diluted earnings per share from continuing operation	0.22	0.19	0.03
Diluted earnings per share from discontinued operation	(0.01)	(0.03)	(0.01)

Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700	86,838,700
Diluted	92,388,700	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current assets
Cash	105,258	87,728	12,774
Accounts receivable, net of allowance for doubtful accounts	87,247	96,324	14,026
Amounts due from related parties	73,450	73,450	10,695
Prepaid expenses and other current assets	144,708	172,825	25,165
Assets related to discontinued operation	65,815	27,863	4,057
Total current assets	476,478	458,191	66,718

Non-current Assets
Property and equipment, net	128,163	123,804	18,027
Intangible assets, net	5,995	6,555	954
Goodwill	30,348	30,348	4,419
Deferred tax assets	13,309	13,309	1,938
Amounts due from related parties	-	-	-
Other non-current assets	47,176	47,176	6,869
Assets related to discontinued operation	11,010	11,108	1,617
Total non-current assets	236,000	232,299	33,825
Total assets	712,479	690,490	100,543

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current liabilities
Contract liabilities	141,574	90,728	13,211
Bank loan	33,572	61,542	8,961
Borrowings under financing arrangements	20,540	20,030	2,917
Accounts payable	15,941	7,661	1,116
Accrued expenses and other payables	52,463	92,133	13,416
Income tax payables	29,622	24,407	3,554
Amounts due to related parties respectively	51,675	51,675	7,524
Liability related to discontinued operation	104,641	70,007	10,194
Total current liabilities	450,028	418,183	60,892

Deferred revenue	113	62	9
Borrowings under financing arrangements	24,987	21,786	3,172
Other payables	1,532	-	-
Deferred tax liabilities	5,155	5,155	751
Liability related to discontinued operation	-	-	-
Total non-current liabilities	31,787	27,004	3,932
Total liabilities	481,815	445,186	64,824

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of March 31, 2023, respectively)	6	6	1
Additional paid-in capital	349,658	349,658	50,914
Statutory reserves	53,833	51,035	7,431
Accumulated other comprehensive income	2,430	2,812	409
Accumulated deficit	(175,694)	(159,425)	(23,214)
Non-controlling interests	431	1,217	177
Total equity/(deficit)	230,665	245,303	35,719

Total liabilities and equity/(deficit)	712,479	690,490	100,543

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Three month ended March 31,
	2022	2023	2023
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	19,550	14,257	2,076
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	19,550	14,257	2,076

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.